UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Ambient Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

02318N102

 (CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 02318N102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO — funds of its advisory client
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power

1,312,698,414
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

1,312,698,414
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,312,698,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)

83.6%
14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of Ambient Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 7 Wells Avenue, Newton, Massachusetts 02459.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”).  All 1,312,698,414 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 1,312,698,414 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, 16th Floor, New York, NY 10022.  To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired (i) 641,031,747 shares of Common Stock; (ii) a Secured Convertible Promissory Note due July 31, 2010 and convertible into 500,000,000 shares of Common Stock; (iii) a Secured Convertible Promissory Note due November 1, 2010 and convertible into 166,666,667 shares of Common Stock (each Secured Convertible Promissory Note, a “Note” and collectively, the “Notes”); and (iv) certain warrants (as defined below) to purchase in the aggregate 1,383,334 shares of Common Stock.

On January 19, 2010, pursuant to the Amended Securities Purchase Agreement (as described in Item 4 of this Schedule), the Issuer effected an initial drawdown of $500,000 from an escrow account established by the Fund.  In consideration for this drawdown, Vicis received 5,000,0000 shares of Common Stock and a Series G warrant (as defined below) to purchase 5,000,000 shares of Common Stock (the Series G warrant together with the warrants described in the paragraph above, the “Warrants”).

The terms of each of the Issuer’s Warrants held by the Fund formerly contained a conversion cap that prevented the Fund from exercising an amount of such Warrant to the extent the Fund would have beneficially owned (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Each Warrant, however, formerly allowed the Fund to waive such conversion cap upon 61 days’ prior notice and thereby obtain the ability to exercise such Warrant without the limitation imposed by the applicable conversion cap.  The Fund has not provided such notice with respect to any of the Warrants and therefore the Fund is not deemed to beneficially own any of the shares of Common Stock underlying the Warrants.

The terms of each of the Issuer’s Notes held by the Fund formerly contained a conversion cap that prevented the Fund from converting an amount of such Note to the extent that the Fund would have beneficially owned (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock.  Each Note, however, formerly allowed the Fund to waive such conversion cap upon 61 days’ prior notice and thereby obtain the ability to convert such Note without the limitation imposed by the applicable conversion cap.  Pursuant to an Amendment to Securities Purchase Agreement dated as of January 15, 2010 between the Fund and the Issuer (the “Amended Securities Purchase Agreement”) amending that certain Securities Purchase Agreement dated as of November 16, 2009 between the Fund and the Issuer (the “Securities Purchase Agreement”), the Issuer agreed in part to waive the requirement that Vicis provide, with respect to each Note, the Issuer with 61 days’ prior notice before waiving such conversion cap and the Fund agreed in part to convert each of the Notes.  On January 20, 2010, the Fund provided a notice of conversion to the Issuer electing to convert each of the Notes.

As a result of the foregoing transactions, when the 5,000,000 shares of Common Stock acquired by the Fund in consideration of the Issuer’s initial $500,000 drawdown and the shares of Common Stock acquired upon conversion of the Notes are aggregated with the 641,031,747 shares of Common Stock previously acquired by the Fund, Vicis may be deemed to beneficially own 1,312,698,414 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock and the Warrants for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

In connection with a July 31, 2007 purchase by the Fund from the Issuer of a certain Senior Secured Convertible Promissory Note, the Fund acquired the right, until such time as the Fund’s fully diluted ownership of the Issuer is less than 10%, to designate one member of the Issuer’s Board of Directors, or, in the event that the number of directors on the Issuer’s Board of Directors is greater than five (5), the right to designate the number of members of the Issuer’s Board of Directors equal to the product (such product rounded up) of (x) the Fund’s fully diluted ownership of the Issuer, multiplied by (y) the total number of directors of the Issuer. The Fund designated Shad Stastney as its designee pursuant to this right, and Mr. Stastney was elected a director of the Issuer at the Issuer’s Annual Meeting of Stockholders held on June 27, 2008.  Information regarding Mr. Stastney and his experience and qualifications is provided below.

Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of The Amacore Group, Inc., Ambient Corporation, China New Energy Group Company, and Master Silicon Carbide Industries, Inc.

Pursuant to the Securities Purchase Agreement, the Fund had established an escrow account into which the Fund had deposited $3,000,000 and the Fund had obtained the right to acquire up to 19,999,998 shares of Common Stock and warrants to purchase up to 19,999,998 shares of Common Stock contingent upon the Issuer drawing upon such account. The Fund did not acquire any such shares of Common Stock or any of these warrants pursuant to the Securities Purchase Agreement prior to entering into the Amended Securities Purchase Agreement.

Pursuant to the Amended Securities Purchase Agreement, the Fund and the Issuer in part agreed to increase the amount held in the escrow account created pursuant to the Securities Purchase Agreement from $3,000,000 to $8,000,000.  Under the terms of the Amended Securities Purchase Agreement, each time (up to a total of sixteen times) that the Issuer certifies to the Fund that the amount of cash immediately available to the Issuer is less than $1,500,000, the Issuer becomes entitled to receive $500,000 from this escrow account and will issue to the Fund (i) 5,000,000 shares of Common Stock, and (ii) a warrant to purchase 5,000,000 shares of Common Stock at an exercise price of $0.25 and an expiration date that is two years following the date on which such warrant was issued (each such warrant, a “Series G Warrant”). Any funds remaining in this escrow account on June 30, 2011 (assuming that the Issuer and the Fund have not mutually agreed to extend the date on which this account is to be terminated to a date that is after June 30, 2011) will be returned to the Fund, and the Fund will not be entitled to receive any shares of Common Stock or any Series G Warrant with respect to such returned funds.  On January 19, 2010, the Issuer effected a drawdown of $500,000 from the escrow account and issued 5,000,000 shares of Common Stock and a Series G Warrant to the Fund.  As a result, pursuant to the terms of the Amended Securities Purchase Agreement, the Fund might acquire up to an additional 75,000,000 shares of Common Stock as well as additional Series G Warrants to purchase in the aggregate 75,000,000 shares of Common Stock.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
All 1,312,698,414 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor.   Vicis Capital LLC may be deemed to beneficially own such 1,312,698,414 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time.  Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 1,312,698,414 shares of Common Stock represent approximately 83.6% of the Issuer’s outstanding Common Stock (based upon 897,639,687 shares of Common Stock outstanding at November 16, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 16, 2009 plus 5,000,000 additional shares of Common Stock issued to the Fund in connection with the Issuer’s initial $500,000 drawdown pursuant to the Amended Securities Agreement plus 666,666,667 additional shares of Common Stock acquired upon conversion of the Notes, and 1,312,698,414 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

 The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Amendment to Securities Purchase Agreement dated as of January 15, 2010 by and between Ambient Corporation and Vicis Capital Master Fund.

Exhibit B
Securities Purchase Agreement dated as of November 16, 2009 by and between Ambient Corporation and Vicis Capital Master Fund (incorporated herein by reference to Exhibit 10.2 to Form 10-Q filed by Ambient Corporation on November 16, 2009).

Exhibit C	Form of Series G Warrant to Purchase Shares of Common Stock of Ambient Corporation (incorporated herein by reference to Exhibit 4.1 to Form 10-Q filed by Ambient Corporation on November 16, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 2010
———————————————————————
Date

/s/ Andrew Comito
———————————————————————
Signature

Andrew Comito, Compliance Officer*
———————————————————————
Name/Title

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.

EXHIBIT A

AMENDMENT TO SECURITIES PURCHASE AGREEMENT

This Amendment to Securities Purchase Agreement, dated as of January 15, 2010 (the “Amendment”), is hereby made by and between Ambient Corporation, a Delaware corporation (the “Company”) and Vicis Capital Master Fund (“Vicis”), a series of the Vicis Capital Master Trust, a trust formed under the laws of the Cayman Islands, and amends certain provisions of that certain Securities Purchase Agreement, dated November 16, 2009, by and among the Company and Vicis (the “Purchase Agreement”).   All capitalized terms used but not defined herein shall have their respective meanings ascribed to them in the Purchase Agreement.

R E C I T A L S:

WHEREAS, the Company has requested that Vicis increase the Holdback Amount, and Vicis has agreed to increase such Holdback Amount set forth in the Purchase Agreement, from $3,000,000 to $8,000,000.

WHEREAS, Vicis is the holder of: (i) a Secured Convertible Promissory Note originally issued by the Company on July 10, 2007, in the aggregate principal amount of Seven Million Five Hundred Thousand Dollars ($7,500,000); and (ii) a Secured Convertible Promissory Note originally issued by the Company on November 1, 2007, in the aggregate principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) (each, as amended by that certain Debenture Amendment Agreement dated November 21, 2008, a “Debenture” and collectively, the “Debentures”).

WHEREAS, the Company andVicis believe that it is in the Company’s best interest that Vicis convert the Debentures into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) as soon as practicable on the terms and conditions specified in such Debentures, and Vicis has so agreed to convert such Debentures.

WHEREAS, each Debenture contains conversion caps (the “Conversion Caps”) that require Vicis to provide the Company 61 days’ prior notice before Vicis may convert an amount of such Debenture that would result in Vicis beneficially owning (i) greater than 4.99% of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) of the Company, and (ii) greater than 9.99% of the outstanding shares of Common Stock of the Company.

WHEREAS, the Company has agreed to waive the requirement under the Debentures relating to the Conversion Caps that Vicis provide the Company 61 days’ prior notice of such conversion.

WHEREAS, in consideration for Vicis’s increase of the Holdback Amount and Vicis’s agreement to convert the Debentures, the Company has agreed to amend the terms of the Purchase Agreement and Series G Warrant as hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing recitals and for good and other valuable consideration hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

A G R E E M E N T:

(a)           Amendments to the Purchase Agreement.

1.           Amendment to the Preamble to the Purchase Agreement.  The second paragraph of the Preamble to the Purchase Agreement is amended and replaced in its entirety as follows:

WHEREAS, the Company wishes to undertake a financing, and pursuant to the terms and conditions of this Agreement, the Company wishes to issue and sell to the Purchaser, and the Purchaser wishes to acquire from the Company, up to 80,000,000 shares (the “Acquired Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) and Series G Warrants to purchase 80,000,000 shares of Common Stock in the Form of Exhibit A attached hereto (a “Series G Warrant”, and the shares of Common Stock issuable upon exercise thereof, the “Warrant Shares”, together with the Acquired Shares, collectively, the “Securities”).

2.           Amendment to Section 1.1 of the Purchase Agreement.  Section 1.1 of the Purchase Agreement shall be amended and replaced in its entirety as follows:

1.1           Purchase and Sale of Securities.  Upon the following terms and conditions, the Company shall issue, sell and deliver to the Purchaser, and the Purchaser shall purchase from the Company, the Securities, in exchange for $8,000,000 (the “Purchase Price”).  The Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(2) of the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), including Regulation D (“Regulation D”), and/or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the investments to be made hereunder.

3.           Amendment to Section 1.2(b) of the Purchase Agreement.  Section 1.2(b) of the Purchase Agreement shall be amended and replaced in its entirety as follows:

(b)           Upon the Company’s written certification to the Purchaser that its Available Cash (as defined below) is less than $1.5 million (each such instance being a “Release Condition”), the Company shall be entitled to receive from the Holdback Amount the sum of $500,000 (a “Release Amount”) and the Purchaser shall be entitled to the issuance of 5,000,000 of the Acquired Shares and a Series G Warrant for a corresponding number of shares of Common Stock (collectively, a “Tranche of Securities”). As used herein, the term “Available Cash” shall mean the aggregate amount of all immediately available funds that the Company has access to in bank accounts in its name.  As soon as reasonably practicable after the Company provides such written certification to the Purchaser that a Release Condition exists, but in any event within five (5) business days thereafter, the Purchaser shall cooperate with the Company to transfer a Release Amount to another account identified by the Company, and the Company shall issue and deliver to the Purchaser a Tranche of Securities.

(b)           Additional Deposit into the Holdback Account.  As soon as reasonably practicable, but in any event five (5) days hereafter, Vicis shall deposit an amount equal to $5,000,000 into the Holdback Account.  For the avoidance of doubt, the parties agree that any additional funds deposited into the Holdback Account are subject to all of the terms and conditions set forth in the Transaction Documents, as amended hereby, including, without limitation, that certain Pledged Collateral Account Control Agreement.  As soon as reasonably practicable, and for the avoidance of doubt, the Company agrees that it shall take reasonable efforts to obtain for Vicis a written confirmation from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) that additional amounts deposited by Vicis into the Holdback Account are subject to that certain Pledged Collateral Account Control Agreement.

(c)           Debenture Matters.

1.           Waiver of Conversion Notice.  The Company hereby irrevocably waives the requirement under the Debentures that Vicis provide the Company notice 61 days prior to converting the Debentures, and the parties agree that the Debentures shall be immediately eligible for conversion in their entirety.

2.           Conversion.  Vicis agrees that as soon as practicable after the date hereof, Vicis shall convert the Debentures in full by providing to the Company the specified notice of conversion and any other documentation required under the Debentures to convert such Debentures into shares of Common Stock.

(d)           Accuracy of the Company’s Representations and Warranties.  Except as set forth on the Schedule of Exceptions hereto, each of the representations and warranties of the Company set forth in the Purchase Agreement, as of the date hereof, are true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as though made as of the date hereof, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of such date.

(e)           Ratification.  Except as expressly amended pursuant to this Amendment, all terms and conditions of the Purchase Agreement and each related Transaction Document are hereby ratified and confirmed in all respects and shall continue in full force and effect.  All references to the Purchase Agreement shall hereafter refer to such Purchase Agreement, as amended hereby.

(f)           Conflict.  In the event of any conflict between the Purchase Agreement and this Amendment, the terms of this Amendment shall govern.

(g)           Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of law that would require the application of the laws of any other jurisdiction.

(h)           Further Assurances.  From and after the date of this Amendment, upon the request of Vicis or the Company, the Company and Vicis shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Amendment.

(i)           Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their respective authorized representatives as of the day and year first above written.

AMBIENT CORPORATION

By:      /s/ John J. Joyce
Name: John J.  Joyce
Title:   President

HOLDER:

VICIS CAPITAL MASTER FUND,
a sub-trust of Vicis Capital Series Master Trust
            By: Vicis Capital LLC

By:      /s/ Shad L. Stastney
Name: Shad L. Stastney
Title:   Partner